UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

DESTINY MEDIA TECHNOLOGIES INC.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

25063G 303
(CUSIP Number)

Anne L. Arnold
Santa Monica Partners, L.P.
1865 Palmer Avenue
Larchmont, NY 10538
(914) 833-0958
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Santa Monica Partners, L.P.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6. Citizenship or Place of Organization
New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 649,233
	8. Shared Voting Power
	9. Sole Dispositive Power 649,233
	10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
649,233

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13. Percent of Class Represented by Amount in Row (11)
6.21%

14. Type of Reporting Person
PN

---

1. Names of Reporting Persons.

SMP Asset Management, LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Source of Funds
WC (of Santa Monica Partners, L.P.)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 649,233
	8. Shared Voting Power
	9. Sole Dispositive Power 649,233

	10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
649,233
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.21%
14. Type of Reporting Person
OO (LLC)

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.001 (the "Shares") of Destiny Media Technologies Inc., a Nevada Corporation (the "Issuer") located at 1110-885 West Georgia Street, Vancouver, British Columbia.

ITEM 2. IDENTITY AND BACKGROUND

(a) thru (c) and (f) This statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"); SMP Asset Management, LLC, a Delaware limited liability company ("SMP Asset Management") and the general partner of Santa Monica Partners. Lawrence J. Goldstein, is President of Santa Monica Partners and the sole managing member of SMP Asset Management. The principal business address of Santa Monica Partners and SMP Asset Management collectively the "Reporting Persons" is 1865 Palmer Avenue, Larchmont, NY 10538.

(d) and (e) During the last five years, Santa Monica Partners, SMP Asset Management and Lawrence J. Goldstein have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of all funds for purchases was working capital of Santa Monica Partners.

ITEM 4. PURPOSE OF TRANSACTION

Santa Monica Partners acquired the shares for investment purposes and intends to review on a continuing basis its investment in this issuer and may, depending upon its evaluation of the Issuer's business and prospects and upon future development, determine to increase, or continue to hold as an investment, or dispose of the investment in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons are currently the beneficial owner of 649,233 shares, constituting 6.21% of the outstanding common stock of the Issuer (based upon 10,450,656 outstanding shares of common stock as of January 11, 2021 as indicated in the Issuer's latest filed Form 10Q).

(b) The Reporting Persons have sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) Santa Monica Partners made the following purchases in the open market during the past sixty days:

Date of Transaction	Number of Shares Purchased	Price per Share
12/11/20	10,000	$0.7483
12/14/20	10,000	$0.7400
12/30/20	5,000	$0.7606
12/30/20	35,000	$0.78
1/4/21	9,019	$0.74
1/15/21	1,100	$0.99
1/15/21	30,000	$1.00

Date of Transaction	Number of Shares Purchased	Price per Share
1/19/21	2,000	$0.9901
1/20/21	16,820	$0.99

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

<p align="center">SIGNATURE</p>

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2020
Santa Monica Partners, L.P.

/s/ Anne L. Arnold
Signature

Administrative Officer
Title